# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC Group, Inc., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: SERIES A COMMON STOCK
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 08/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002037867

## Reporting persons
- Asymmetry Point LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 435,000; shared voting power 0; sole dispositive power 435,000; shared dispositive power 0; aggregate amount beneficially owned 435,000 (5.52% of the class)
  Comment: Calculated based on 7,885,884 shares of Series A Common Stock of QVC Group, Inc. ("Issuer") as of May 28, 2025, as reported in the Form 10-Q for the quarter ended June 30, 2025, filed by the Issuer with the SEC on August 7, 2025.
- Asymmetry Point Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 435,000; shared voting power 0; sole dispositive power 435,000; shared dispositive power 0; aggregate amount beneficially owned 435,000 (5.52% of the class)
  Comment: Asymmetry Point Capital LLC is the General Partner of Asymmetry Point LP and may be deemed to have sole voting and dispositive power over the 435,000 Shares held by Asymmetry Point LP. Percentage of beneficial ownership calculated based on 7,885,884 shares of Series A Common Stock of the Issuer as of May 28, 2025, as reported in the Form 10-Q for the quarter ended June 30, 2025, filed by the Issuer with the SEC on August 7, 2025.
- Mr. Aviv Argaman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 435,000; shared voting power 0; sole dispositive power 435,000; shared dispositive power 0; aggregate amount beneficially owned 435,000 (5.52% of the class)
  Comment: As the Fund Manager of Asymmetry Point Capital LLC (the "General Partner"), Mr. Aviv Argaman may be deemed to have sole voting and dispositive power over the 435,000 Shares held by Asymmetry Point LP. Percentage of beneficial ownership calculated based on 7,885,884 shares of Series A Common Stock of the Issuer as of May 28, 2025, as reported in the Form 10-Q for the quarter ended June 30, 2025, filed by the Issuer with the SEC on August 7, 2025.

## Item 1. Issuer
Name of issuer: QVC Group, Inc.
Address of issuer's principal executive offices: 1200 Wilson Dr., West Chester, Pennsylvania 19380

## Item 2. Person Filing
Name of person filing:
Asymmetry Point LP
Asymmetry Point Capital LLC
Mr. Aviv Argaman
Address of principal business office or, if none, residence:
Asymmetry Point LP
100 Biscayne Blvd
Floor 12, Miami, Florida 33132

Asymmetry Point Capital LLC
100 Biscayne Blvd
Floor 12, Miami, Florida 33132

Mr. Aviv Argaman
100 Biscayne Blvd
Floor 12, Miami, Florida 33132
Citizenship:
Asymmetry Point LP is a Delaware limited partnership
Asymmetry Point Capital LLC is incorporated in the state of Florida, USA
Mr. Aviv Argaman is a citizen of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 5-11 on the cover page of each Reporting Person.
Percent of class: Incorporated by reference from Item 11 on the cover page of each Reporting Person.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 on the cover page of each Reporting Person.
Shared power to vote or to direct the vote: 0 for all Reporting Persons.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 on the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: 0 for all Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Asymmetry Point LP: /s/ Asymmetry Point Capital LLC, General Partner (09/02/2025)
- Asymmetry Point LP: /s/ Aviv Argaman, President and Secretary (09/02/2025)
- Asymmetry Point Capital LLC: /s/ Aviv Argaman, President and Secretary (09/02/2025)
- Mr. Aviv Argaman: /s/ Aviv Argaman, AVIV ARGAMAN (09/02/2025)